SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021
Commission File Number 001-40469

AcuityAds Holdings Inc.

(Translation of registrant’s name into English)

70 University Ave., Suite 1200
Toronto, Ontario
M5J 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 9.5 and 9.6 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-256909) and Registration Statement on Form S-8 (File No. 333-258901).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Condensed Interim Consolidated Financial Statements (Unaudited) of the Registrant for the three months ended March 31, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three months ended March 31, 2022
99.3	AcuityAds Holdings Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	AcuityAds Holdings Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
99.5	Notice of Annual and Special Meeting of Shareholders and Management Information Circular
99.6	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACUITYADS HOLDINGS INC.

Date: May 12, 2022	By:	/s/ Elliot Muchnik
		Name:	Elliot Muchnik
		Title:	Chief Financial Officer